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SEC FILE NUMBER
001-08007

CUSIP NUMBER
357288109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Signature Group Holdings, Inc.

Full Name of Registrant
Fremont General Corporation

Former Name if Applicable
175 North Riverview Drive

Address of Principal Executive Office (Street and Number)
Anaheim, California 92808

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Management has determined that Signature Group Holdings, Inc. (f/k/a Fremont General Corporation, herein referred to as the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (the “June 10-Q”) by the August 16, 2010 due date, and it is further expected that the Company will not be able to file the June 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”).

As previously disclosed, on June 18, 2008, Fremont General Corporation filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, Santa Ana Division (the “Bankruptcy Court”). Pursuant to the “Signature Group Holdings, LLC’s Chapter 11 Fourth Amended Plan of Reorganization of Fremont General Corporation, Joined by James McIntyre as Co-Plan Proponent, Dated June 8, 2010” (the “Plan”) and the Bankruptcy Court’s amended order, dated as of June 9, 2010, confirming the Plan, Fremont General Corporation emerged from bankruptcy proceedings and filed Amended and Restated Articles of Incorporation with the Secretary of State of Nevada on June 11, 2010 which, among other things, changed the Company’s name to Signature Group Holdings, Inc. The Company successfully emerged from bankruptcy proceedings with a new management team, Board of Directors, and business plan and operating strategy. At the time that the Company emerged from bankruptcy proceedings, the Company was not current in certain of its periodic filings (as discussed below) under the Securities Exchange Act of 1934, as amended (“1934 Act”). As part of the Plan, the Company committed to become current in its periodic filings under Section 13 of the 1934 Act, in a comprehensive, practical and efficient manner in order to provide current information about the Company and its new business plan and operating strategy to shareholders as soon as reasonably practicable.

In addition to the June 10-Q, the Company has not yet been able to file its Annual Reports on Form 10-K for the fiscal years ended December 31, 2007, 2008 and 2009, nor its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008, and March 31, 2009, June 30, 2009 and September 30, 2009, and March 31, 2010. Since the Company’s emergence from bankruptcy proceedings, the Company’s new management team has been working diligently to address the Company’s delinquent 1934 Act reports. However, the Company is not yet able to determine when it will be able to file the June 10-Q or its other delinquent periodic reports on Form 10-K and Form 10-Q.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Craig Noell	714	283-6500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the fiscal year ended December 31, 2009 Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010, September 30, 2009 and June 30, 2009
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

As more fully discussed in Part III hereof, at the time the Company successfully emerged from bankruptcy proceedings in June 2010, the Company was not current in certain of its periodic filings under the 1934 Act. Because the Company has not yet been able to file its Annual Reports on Form 10-K for the fiscal years ended December 31, 2007, 2008 and 2009, and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008, and March 31, 2009, June 30, 2009 and September 30, 2009, and March 31, 2010, management is unable to present or discuss the Company’s results of operations for the year ended December 31, 2009 or for the quarterly period ended June 30, 2010. Consequently, the Company is not in a position to quantify any significant change in results of operations for the quarterly period ended June 30, 2010 as compared to the quarterly period ended June 30, 2009. During such quarterly period, the Company emerged from bankruptcy proceedings and, pursuant to the Plan, entered into a number of significant transactions that were reported in the Company’s Current Reports on Form 8-K previously filed with the SEC, which transactions are expected to impact the Company’s financial statements for such interim period.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As more fully discussed in Part III hereof, at the time the Company successfully emerged from bankruptcy proceedings in June 2010, the Company was not current in certain of its periodic filings under the 1934 Act. Because the Company has not yet been able to file its Annual Reports on Form 10-K for the fiscal years ended December 31, 2007, 2008 and 2009, and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008, and March 31, 2009, June 30, 2009 and September 30, 2009, and March 31, 2010, management is unable to present or discuss the Company’s results of operations for the year ended December 31, 2009 or for the quarterly period ended June 30, 2010. Consequently, the Company is not in a position to quantify any significant change in results of operations for the quarterly period ended June 30, 2010 as compared to the quarterly period ended June 30, 2009. During such quarterly period, the Company emerged from bankruptcy proceedings and, pursuant to the Plan, entered into a number of significant transactions that were reported in the Company’s Current Reports on Form 8-K previously filed with the SEC, which transactions are expected to impact the Company’s financial statements for such interim period.

Signature Group Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2010	By	/s/ Craig Forrest Noell

Craig Noell
President and Chief Executive Officer